

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2023

Tian Gao
Vice President
Pony AI Inc.
1301 Pearl Development Building
1 Mingzhu 1st Street, Hengli Town, Nansha District,
Guangzhou, People's Republic of China, 511458

> **Re: Pony AI Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted March 27, 2023**
> **CIK No. 0001969302**

Dear Tian Gao:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted March 27, 2023

Cover Page

1. Please explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

2. Disclose whether listing on a national securities exchange is a condition to the offering.

Prospectus Summary, page 1

3. We note your disclosure that this prospectus contains certain information from an industry report commissioned by you and prepared by Frost & Sullivan, Inc., Shanghai Branch Co., or Frost & Sullivan, a third-party industry research firm. Please clarify the sources from which the research firm obtained its industry statistics if it is not based on its own research. Furthermore, it is not clear whether all the industry statistics disclosed are derived from this report. Please specifically identify the source of each industry statistic disclosed.

4. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Summary of Risk Factors
Risks Related to Our Corporate Structure, page 2

5. For each of your summary risk factors related to your corporate structure and the risks related to doing business in China, please provide a specific cross-reference to the more detailed risk factor in the prospectus.

Contractual Arrangements, page 8

6. Please revise your disclosure to describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements.

Our Summary Consolidated Financial Data
Condensed consolidating statements of operations information, page 20

7. Please explain to us why you disclose elimination amounts in the Cost from external parties line-items or revise.

8. Explain to us why the sum of the total costs and total expenses elimination amounts do not equal the Revenues from intra-group entities elimination amounts.

Condensed consolidating balance sheets information, page 21

9. We note the current and non-current amounts due to group companies from the VIEs and their subsidiaries. Please disclose in a footnote the maturity dates and repayment terms of the underlying loans.

Condensed consolidating cash flows information, page 23

10. We note your statement on page 10 that the VIEs received debt financing of US$9.5 million and US$23.7 million in 2021 and 2022 respectively. It is unclear how the US$23.7 million debt financing is reported in the 2022 condensed consolidating cash flows information hereunder. Please explain in an explanatory footnote.

Risk Factors
We historically had a small number of customers due to the nascent stage of our commercialization..., page 24

11. Please provide a more detailed description of your current customer base and profiles such as the number of customers from year to year and any concentration in geographic location, size, or industry and any material customer agreements.

Our History and Corporate Structure, page 97

12. We note that the dashed line indicating which entities are "offshore" versus "onshore" is positioned so that entities organized in Hong Kong are deemed "offshore." Please move the line so that "onshore" includes Hong Hong-based entities. Revise the graphic on page 97 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 100

13. We note your disclosure that the Company has accumulated over 18 million kilometers of autonomous driving mileages, including over 800,000 kilometers of driverless mileages. Please clarify how many of those mileages are associated with a passenger who summoned a ride on the PonyPilot+ mobile app and how many are attributable to your testing on public roads. On a related note, we note your disclosure that your peak daily orders received per robotaxi exceeded 16, setting a key milestone towards large-scale commercialization of Level 4 robotaxis. Please clarify whether this occurred when your Company was offering promotions and discounts, and how many times you reached this milestone.

14.   Please tell us whether your management uses any key metrics to monitor or evaluate the key factors that affect the company's performance or manage its business, such as customer growth or penetration. If they do use any key metrics, please tell us your consideration of disclosing these measures for each of the periods presented. Refer to SEC Release No. 33-10751.

Business
Our Company, page 125

15.   Please discuss the nature and size of your operations in the United States. Also, if material, disclose the amount of revenue you generated in the United States for each of the periods covered in your financial statements.

Customers and Suppliers, page 147

16.   We note your disclosure that your top three customers in the aggregate accounted for 99.6% and 58.7% of your revenues in 2021 and 2022, respectively. Please include a separate section that discusses the material terms of your agreements with those customers, including the term and termination provisions. Additionally, discuss the services utilized, and whether there are any existing relationships between any of the members of management and the customer. File any such contract or group of inter-related contracts upon which you are substantially dependent. Similarly, file as exhibits to your registration statement any agreements with suppliers upon which your business is substantially dependent. Refer to Items 4.a and 8.a of Form F-1, Item 4.B.6 of Form 20-F and Item 601(b)(10) of Regulation S-K.

Facilities, page 151

17.   Please file your material lease agreements as exhibits to your registration statement. Refer to Item 8.a of Form F-1 and Item 601(b)(10)(ii)(D) of Regulation S-K.

Notes to the Consolidated Financial Statements
1. Operations and Principal Activities
(b) Consolidated VIEs in the PRC
iii. Risks in relation to the VIE structure, page F-11

18.   Please clarify if any of your VIEs may be engaged in sectors that are on the PRC's negative list. If so, please identify those sectors and further discuss the likely consequences if the VIEs were deemed to be a form of foreign investment in those sectors.

2. Summary of Significant Accounting Policies
(k) Revenue Recognition, page F-18

19. We note that revenues from engineering solution services include software licensing and development services among others. To the extent material, please separately disclose revenues from software licensing apart from other engineering solution revenues.

19. Subsequent Events, page F-56

20. Please disclose the fair value of the stock underlying the 690,000 RSUs that were granted to your employees in March 2023 and the related unrecognized compensation expense. Reconcile for us any differences in your estimated fair value per ordinary share to the anticipated offering price per share.

21. Regarding the share purchase agreement with IWAY LLC, please clarify if the repurchase is in accordance with the terms of the Series A Preferred Stock and tell us how you will account for it.

General

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney at 202-551-6356 or Matthew Crispino, Staff Attorney at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Hi Le